UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333-157535 and 333-202727

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

(Exact name of registrant as specified in its charter)

No. 1 Leggett Road,

Carthage, Missouri 64836,

(417) 358-8131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Leggett & Platt, Incorporated Stock Bonus Plan

(Title of each class of securities covered by this Form)

Leggett & Platt, Incorporated

Common Stock, $.01 par value per share(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(2)

(1)

Although the duty to file reports under Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) has been terminated with respect to the Leggett & Platt, Incorporated Stock Bonus Plan, the duty of Leggett & Platt, Incorporated (the “Company”) to file reports under Sections 13(a) or 15(d) of the Exchange Act remains with respect to the Company’s common stock, par value $.01 per share.

(2)

Effective December 31, 2018, the Leggett & Platt, Incorporated Stock Bonus Plan was merged with and into the Leggett & Platt, Incorporated 401(K) Plan and Trust Agreement. As a result, Interests in the Leggett & Platt Incorporated Stock Bonus Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. As such, on January 15, 2019 Post-Effective Amendments No. 1 to Form S-8 Registration Statements (333-157535 and 333-202727) were filed to terminate the offerings and de-register all of the unsold shares of common stock of the Company and Plan Interests under the Registration Statements. Accordingly, this Form 15 is filed to reflect the suspension of the Leggett & Platt, Incorporated Stock Bonus Plan’s duty to file reports under Section 15(d) of the Exchange Act, including Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Leggett & Platt, Incorporated 401(K) Plan and Trust Agreement, as successor to the Leggett & Platt, Incorporated Stock Bonus Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LEGGETT & PLATT, INCORPORATED 401(K) PLAN AND TRUST AGREEMENT, AS SUCCESSOR TO THE LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

Date: January 17, 2019	By:	/s/ Jason L. Gorham
Jason L. Gorham
Vice President – Human Resources and 401(K) Plan Administrative Committee Chair

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.